Exhibit 99.2

Charter of the Compensation Committee of Marizyme, Inc.

1. Purpose

The Compensation Committee (the “Committee”) is appointed by the Board of Directors of Marizyme, Inc. (the “Company”) to discharge certain of the Board of Directors’ responsibilities relating to compensation of the Company’s executive officers and directors.

2. Composition of the Compensation Committee

As a “controlled company” as defined in The Nasdaq Stock Market LLC (“NASDAQ”) rules, the Company will be exempt from certain NASDAQ corporate governance requirements, including those that would require independent directors to serve on the Committee.

The Committee will be composed of two or more directors, each of whom, following the time at which the Company is no longer a “controlled company” as defined under NASDAQ rules, shall qualify as “independent” under NASDAQ independence rules and shall also be “non-employee directors” as defined by Rule 16b-3 under the Securities Exchange Act of 1934. The Committee members will be appointed by the Board of Directors and may be removed by the Board of Directors in its discretion. The members of the Committee shall elect a Chairperson to preside at all meetings of the Committee. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided the subcommittees are composed entirely of directors who meet the above-listed criteria.

3. Meetings

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

The Committee shall meet as often as its members deem necessary to perform the Committee’s responsibilities and in accordance with NASDAQ listing standards. Committee members may participate in meetings by means of conference telephone or similar communications equipment by means of which all members participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting. The Company’s chief executive officer may not be present during voting or deliberations on his or her compensation.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s bylaws, and the applicable NASDAQ listing standards.

The Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any officer, employee or adviser of the Company to meet with the Committee or any advisers engaged by the Committee.

4. Minutes

Minutes of each meeting of the Committee are to be prepared by the Secretary of the Company or his or her designee and approved by the Committee. Such minutes shall be filed with the Secretary of the Company and retained in the minute book of the Board of Directors.

5. Committee Responsibilities

The Committee will make regular reports to the Board of Directors and will propose any necessary action to the Board of Directors. The Committee will review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board of Directors for approval.

The Committee, to the extent the Board of Directors deems necessary or appropriate or otherwise to comply with any rules or regulations to which the Company is subject, will:

a.	Make and approve all option grants and other issuances of the Company’s equity securities to the Company’s chief executive officer and other executive officers;

b.	Approve all other option grants and issuances of the Company’s equity securities as compensation, and recommend that the full Board of Directors make and approve such grants and issuances;

c.	Establish corporate and individual goals and objectives relevant to compensation of the Company’s chief executive officer and other executive officers, and evaluate each such officer’s performance in light of those goals and objectives and certify achievement of such goals and objectives;

d.	Determine the compensation of the Company’s chief executive officer;

e.	Determine the compensation of the Chairman of the Board of Directors and review and make recommendations to the Board of Directors regarding director compensation;

f.	Recommend the compensation of the Company’s executive officers (other than the chief executive officer) to the Board of Directors for determination;

g.	Administer the Company’s cash and equity incentive plans;

h.	To the extent required, prepare an annual Compensation Discussion and Analysis (“CD&A”) for inclusion in the Company’s annual proxy statement in accordance with applicable Securities and Exchange Commission rules and regulations, which shall be prepared following discussion of the CD&A with management of the Company;

i.	Review and evaluate, at least annually, this charter and the adequacy of this charter, as well as the performance of the Committee; and

j.	Perform any other duties or responsibilities expressly delegated to the Committee by the Board of Directors from time to time.

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6. Resources and Authority of the Committee.

The Committee shall have the resources, funding and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of any compensation consultants, outside legal counsel or other advisors to the Committee (each, an “Advisor”), as it deems appropriate, without seeking approval of the Board of Directors or management. The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Advisor it retains. To the extent required by NASDAQ rules, the Committee may select or receive advice from an Advisor only after taking into consideration the following factors:

a.	The provision of other services to the Company by the person that employs the Advisor;

b.	The amount of fees received from the Company by the person that employs the Advisor as a percentage of that person’s total revenue;

c.	The policies and procedures of the person that employs the Advisor that are designed to prevent conflicts of interest;

d.	Any business or personal relationship of the Advisor with a member of the Committee;

e.	Any business or personal relationship of the Advisor or the person employing the Advisor with an executive officer of the Company; and

f.	Any stock of the Company owned by the Advisor.

Although the Committee is required to consider these factors, it is free to select or receive advice from an Advisor that is not independent.

7. Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Committee.

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Effective Date: January 26, 2022

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